Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                 May 6, 2019




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8038
          Municipal Advantage Closed-End and ETF Portfolio, Series 53
                                 (the "Trust")
                     CIK No. 1767454 File No. 333- 230730
--------------------------------------------------------------------------------



Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE BIFURCATE THE 80% TEST RELATING TO THE ETFS AND CLOSED-END FUNDS INVESTING IN MUNICIPAL BONDS FROM THE FUNDAMENTAL POLICY RELATING TO TAX-EXEMPT INCOME.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE PROVIDE A BRIEF EXPLANATION AS TO WHY STRUCTURAL LEVERAGE OR EFFECTIVE LEVERAGE INCREASES THE VOLATILITY OF FUNDS.

      Response: The prospectus has been revised in accordance with this comment.

      3. PLEASE DISCLOSE IN THE "OBJECTIVE" SECTION THAT THE TRUST WILL INVEST IN FUNDS THAT INVEST IN BELOW INVESTMENT GRADE (OR "JUNK") MUNICIPAL BONDS AS WELL AS A DESCRIPTION OF SUCH BONDS. PLEASE REVISE THE RELEVANT RISK SECTION TO ENSURE THAT THE DISCLOSURE IS NOT REPETITIVE. PLEASE ALSO ADD DISCLOSURE AS TO THE TRUST'S POLICY RELATING TO CREDIT QUALITY, DURATION AND MATURITY OF THE UNDERLYING MUNICIPAL BONDS.

      Response: The following disclosure has been added to the "Objective" section of the prospectus:

                 In selecting the Funds for the Trust, we did not require any specific credit quality, duration or maturity for the underlying municipal bonds. Certain funds held by the Trust may invest in municipal bonds rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). High-yield securities should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues.

      4. PLEASE CLARIFY THE INVESTMENTS DISCUSSED IN THE THIRD PARAGRAPH IN THE "OBJECTIVE" SECTION WILL NOT ACCOUNT FOR MORE THAN 20% OF THE TRUST'S NET ASSETS OR MORE THAN 20% OF THE INCOME DISTRIBUTED BY THE TRUST, WHICHEVER IS APPLICABLE.

      Response: The prospectus has been revised in accordance with this comment.

      5. PLEASE PROVIDE A DESCRIPTION OF CLOSED-END FUNDS THAT IS SIMILAR TO THE DESCRIPTION OF ETFS UNDER THE "WHAT IS AN ETF?" SECTION, INCLUDING WHETHER THE TRUST WILL ONLY PURCHASE SHARES OF EXCHANGE-TRADED CLOSED-END FUNDS.

      Response: The following disclosure has been added to the "Portfolio" section of the prospectus:

            WHY CLOSED-END FUNDS?
                  Since Closed-End Funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, Closed-End Funds don't have to manage fund liquidity to meet potentially large redemptions.

                  Because they are not subjected to cash inflows and outflows, which can dilute distributions over time, Closed-End Funds can generally provide a more stable income stream than other managed investment products. However, stable income cannot be assured. The Trust will only purchase shares of exchange-traded Closed-End Funds.

Risks
_____

      6. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK TO AVOID REPETITION OF THE DISCLOSURE INCLUDED IN THE "OBJECTIVE" SECTION AND FOCUS ON THE RISKS.

      Response: The prospectus has been revised in accordance with this comment.

      7. IF THE TRUST WILL HAVE SIGNIFICANT EXPOSURE TO MUNICIPAL SECURITIES FROM THOSE JURISDICTIONS EXPERIENCING DISTRESS (E.G. PUERTO RICO), PLEASE IDENTIFY THOSE JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

      Response: The Trust does not expect to have significant exposure to municipal securities from those jurisdictions experiencing distress.

      8. PLEASE TAILOR THE FIRST SENTENCE OF THE "MANAGEMENT RISK" TO THE ACTUAL INVESTMENTS OF THE TRUST, I.E., PLEASE DELETE "IF ANY" OR DELETE THE RISK ENTIRELY IF NO FUNDS ARE ACTIVELY MANAGED.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
______________________

      9. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                          __________________________
                                          Daniel J. Fallon